QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A
(Amendment No. 3)
FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Colt Defense LLC
Colt Finance Corp.
(Issuers)

Colt Defense Technical Services LLC
New Colt Holding Corp.
Colt's Manufacturing Company LLC
Colt Canada Corporation
Colt International Coöperatief U.A.
(Subsidiary Guarantors)

(Names of Applicants)

547 New Park Avenue
West Hartford, CT 06110
(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount*
10.0% Junior Priority Senior Secured Notes due 2023	Up to a maximum initial aggregate principal amount of $100,000,000

Approximate date of proposed public offering:

As promptly as practicable after the date of this Application for Qualification

Name and address of agent for service:	With copies to:
John H. Coghlin. Esq. General Counsel Colt Defense LLC 547 New Park Avenue West Hartford, CT 06110 (860) 232-4489	John-Paul Motley, Esq. O'Melveny & Myers LLP 400 South Hope Street, 18th Floor Los Angeles, CA 90071 (213) 430-6000

*
The actual aggregate principal amount of 10.0% Junior Priority Senior Secured Notes due 2023 to be initially issued pursuant to the Indenture, which is defined below, may be less and will depend upon the aggregate amount of the Issuers' 8.75% Senior Notes due 2017 that are exchanged as described in Item 2 hereof, "Securities Act Exemption Applicable." Additional 8.75% Senior Notes due 2017 may be subsequently issued in certain circumstances, as set forth in the Indenture.

         The applicants hereby amend this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the applicants.

 EXPLANATORY NOTE

        This Amendment No. 3 to Form T-3 (this "Amendment") is being filed on behalf of Colt Defense LLC, Colt Finance Corp., Colt Defense Technical Services LLC, New Colt Holding Corp., Colt's Manufacturing Company LLC, Colt Canada Corporation, and Colt International Coöperatief U.A. (collectively, the "Applicants"). This Amendment is being filed solely to file Exhibit T3E.6 filed herewith and to update the Exhibits list. This Amendment is not intended to amend or delete any other part of the Applicants' Application for Qualification, as amended by Amendment No. 1 filed on May 13, 2015 and Amendment No. 2 filed on May 19, 2015 (as amended, the "Application"). All other information in the Application is unchanged and has been omitted from this Amendment.

CONTENTS OF APPLICATION FOR QUALIFICATION

This application for qualification comprises:

(a)
Pages numbered 1 to 5, consecutively.

(b)
The statement of eligibility and qualification on Form T-1 of the Trustee (to be filed by amendment).

(c)
The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Description
Exhibit T3A.1	Certificate of Formation of Colt Defense LLC*
Exhibit T3A.2	Certificate of Incorporation of Colt Finance Corp (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-4/A dated March 21, 2011)
Exhibit T3A.3	Certificate of Formation of Colt Defense Technical Services LLC*
Exhibit T3A.4	Amended and Restated Certificate of Incorporation of New Colt Holding Corp.*
Exhibit T3A.5	Certificate of Formation of Colt's Manufacturing Company LLC*
Exhibit T3A.6	Certificate of Amalgamation of Colt Canada Corporation*
Exhibit T3A.7	Deed of Incorporation of Colt International Coöperatief U.A.*
Exhibit T3B.1	Amended and Restated Limited Liability Company Agreement of Colt Defense LLC, dated as of April 9, 2015*
Exhibit T3B.2	Bylaws of Colt Finance Corp. (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-4/A dated March 21, 2011)
Exhibit T3B.3	Limited Liability Company Agreement of Colt Defense Technical Services LLC*
Exhibit T3B.4	Amended and Restated Bylaws of New Colt Holding Corp.*
Exhibit T3B.5	Limited Liability Company Agreement of Colt's Manufacturing Company LLC*
Exhibit T3B.6	Agreement of Amalgamation, Memorandum of Association and Articles of Association of Colt Canada Corporation*
Exhibit T3B.7	Articles of Association of Colt International Coöperatief U.A.*
Exhibit T3C	Form of Indenture for the 10.0% Junior Priority Senior Secured Notes due 2023*
Exhibit T3D	Not Applicable.

Exhibit Number	Description
Exhibit T3E.1	Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated as of April 14, 2015*
Exhibit T3E.2	Form of Consent and Letter of Transmittal to holders of 8.75% Senior Notes due 2017*
Exhibit T3E.3	Form of Ballots*
Exhibit T3E.4
First Supplement dated May 12, 2015 to Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated as of April 14, 2015*
Exhibit T3E.5
Second Supplement dated May 18, 2015 to Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated as of April 14, 2015.*
Exhibit T3E.6
Third Supplement dated May 26, 2015 to Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated as of April 14, 2015.
Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (included as part of Exhibit T3C)
Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-1**

*
Previously filed

**
To be filed by amendment

 SIGNATURES

        Pursuant to the requirements of the Trust Indenture Act of 1939, each of the applicants below have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of West Hartford and State of Connecticut on May 26, 2015.

(SEAL)			COLT DEFENSE LLC
Attest:	/s/ John Coghlin		By:	/s/ Scott Flaherty
	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer
(SEAL)			COLT FINANCE CORP.
Attest:	/s/ John Coghlin		By:	/s/ Scott Flaherty
	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer
(SEAL)			COLT DEFENSE TECHNICAL SERVICES LLC
Attest:	/s/ John Coghlin		By:	/s/ Scott Flaherty
	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer
(SEAL)			NEW COLT HOLDING CORP.
Attest:	/s/ John Coghlin		By:	/s/ Scott Flaherty
	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer
(SEAL)			COLT'S MANUFACTURING COMPANY LLC
Attest:	/s/ John Coghlin		By:	/s/ Scott Flaherty
	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer
(SEAL)			COLT CANADA CORPORATION
Attest:	/s/ John Coghlin		By:	/s/ Scott Flaherty
	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer
(SEAL)			COLT INTERNATIONAL COÖPERATIEF U.A.
Attest:	/s/ John Coghlin		By:	/s/ Scott Flaherty
	Name:	John Coghlin		Name:	Scott Flaherty
				Title:	Chief Financial Officer

 EXHIBIT INDEX

Exhibit Number	Description
Exhibit T3A.1	Certificate of Formation of Colt Defense LLC*
Exhibit T3A.2	Certificate of Incorporation of Colt Finance Corp (incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-4/A dated March 21, 2011)
Exhibit T3A.3	Certificate of Formation of Colt Defense Technical Services LLC*
Exhibit T3A.4	Amended and Restated Certificate of Incorporation of New Colt Holding Corp.*
Exhibit T3A.5	Certificate of Formation of Colt's Manufacturing Company LLC*
Exhibit T3A.6	Certificate of Amalgamation of Colt Canada Corporation*
Exhibit T3A.7	Deed of Incorporation of Colt International Coöperatief U.A.*
Exhibit T3B.1	Amended and Restated Limited Liability Company Agreement of Colt Defense LLC, dated as of April 9, 2015*
Exhibit T3B.2	Bylaws of Colt Finance Corp. (incorporated by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-4/A dated March 21, 2011)
Exhibit T3B.3	Limited Liability Company Agreement of Colt Defense Technical Services LLC*
Exhibit T3B.4	Amended and Restated Bylaws of New Colt Holding Corp.*
Exhibit T3B.5	Limited Liability Company Agreement of Colt's Manufacturing Company LLC*
Exhibit T3B.6	Agreement of Amalgamation, Memorandum of Association and Articles of Association of Colt Canada Corporation*
Exhibit T3B.7	Articles of Association of Colt International Coöperatief U.A.*
Exhibit T3C	Form of Indenture for the 10.0% Junior Priority Senior Secured Notes due 2023*
Exhibit T3D	Not Applicable.
Exhibit T3E.1	Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated as of April 14, 2015*
Exhibit T3E.2	Form of Consent and Letter of Transmittal to holders of 8.75% Senior Notes due 2017*
Exhibit T3E.3	Form of Ballots*
Exhibit T3E.4
First Supplement dated May 12, 2015 to Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated as of April 14, 2015*
Exhibit T3E.5
Second Supplement dated May 18, 2015 to Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated as of April 14, 2015.*
Exhibit T3E.6
Third Supplement dated May 26, 2015 to Offer to Exchange, Consent Solicitation Statement, and Disclosure Statement Soliciting Acceptances of a Prepackaged Plan of Reorganization, dated as of April 14, 2015.
Exhibit T3F	A cross reference sheet showing the location in the Indenture of the provisions therein pursuant to Section 310 through 318(a), inclusive, of the TIA (included as part of Exhibit T3C)
Exhibit 25.1	Statement of eligibility and qualification of the Trustee on Form T-1**

*
Previously filed

**
To be filed by amendment

QuickLinks

EXPLANATORY NOTE
CONTENTS OF APPLICATION FOR QUALIFICATION
SIGNATURES
EXHIBIT INDEX